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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           FINGERHUT COMPANIES, INC.
                           (Name of Subject Company)

                            ------------------------

                           FINGERHUT COMPANIES, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                  317867 10 9
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               MICHAEL P. SHERMAN
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           FINGERHUT COMPANIES, INC.
                                4400 BAKER ROAD
                          MINNETONKA, MINNESOTA 55343
                                 (612) 932-3100

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                            ------------------------

                                   COPIES TO:
                             PHILIP S. GARON, ESQ.
                              FAEGRE & BENSON LLP
                              2200 NORWEST CENTER
                            90 SOUTH SEVENTH STREET
                       MINNEAPOLIS, MINNESOTA 55402-4129
                                 (612) 336-3000

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     Fingerhut Companies, Inc. hereby amends its Solicitation/Recommendation
Statement on Schedule 14D-9 dated February 18, 1999 (the "Schedule 14D-9") as follows:

     Paragraph number 9 of Item 4 appearing on Page 17 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

          9. the presentations of Salomon Smith Barney at the January 29, February 5, and February 10, 1999 Board meetings, including the opinion of Salomon Smith Barney, dated February 10, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $25.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of Salomon Smith Barney's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Exhibit 9 and is incorporated herein by reference. (Salomon Smith Barney has provided the Company with the consent required by its opinion letter to the Board attached hereto as Exhibit 9). Salomon Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the $25.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any Shareholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE ENCOURAGED TO READ SALOMON SMITH BARNEY'S OPINION CAREFULLY IN ITS ENTIRETY; and


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Fingerhut Companies, Inc.

                                      By /s/ Theodore Deikel
                                        ----------------------------------------
                                          Theodore Deikel
                                          Chairman and Chief Executive Officer


Dated: March 4, 1999